ADAMAS VENTURES, INC.

Room 1403, No. 408 Jie Fang Zhong Road

Guangzhou, Guangdong

PR China, 510030

Phone: 86-2028-8808
Fax: 86-8333-2588

United States Securities and Exchange Commission
Washington, DC 205494
Attention: James Lopez

RE:	Adamas Ventures, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 6, 2014 File No. 333-194492

July 11, 2014

Dear Mr. Lopez,

We have received the comment letter from the SEC dated May 20, 2014 and we have responded and amended the Registration Form accordingly.

Prospectus Summary, page 5

1. We have revised this section to disclose that we currently have no baby products. We intend to purchase baby products from manufacturers in China, ship them to Central and South America and sell the products through distributors. We also disclosed that we have not yet identified any manufacturers, distributors or shipping companies or negotiated any arrangements for such services.

2. We have included a statement in the Prospectus Summary to clarify if we are to become a foreign sales agent.

3. We have removed all references throughout the prospectus to “limited operating history”

4. We have revised the statement on page 5 to reconcile the inconsistency with the revised disclosure in the fourth paragraph on page 17.

List of Proceeds, page 11

5. We have clarified on page 11 and page 16 that Mr. Dai has agreed to loan the Company funds for the purpose of supplementing any cash shortage.

6. We revised this section to include a column for 25% of proceeds and as there is no minimum for our best efforts offering, we removed the statement that the Company is “confident that it will sell at least 30% of the offering.”

7. We revised the table to address costs associated with manufacturing and shipping. We also revised our Plan of Operations to address these costs.

Estimated Expenses for the Next Twelve-Month Period, page 16

8. The tabular disclosure has been reformatted such that the figures provided are aligned with the appropriate category of expenses. We have also included a column disclosing estimated expenses if 25% of the shares are sold.

Description of Business, page 17

9. Unlike manufacturers in Panama who sell their products through a network of specialized intermediary distribution companies, our Company is omitting the intermediary distributor and moving the product directly from the manufacturer to the retailer. We will be able to avoid the additional costs associated with an intermediary resulting in more profit for us and better prices for our customers.

Government Regulation, page 18

10. We have not identified any material regulations applicable to the Company when buying and selling baby products manufactured in China and the importation of baby products.

Report of Independent Registered Public Accountant, page F-1

11. The auditor has revised his report removing references to the report of other auditors, which was done in error.

12. The auditor has revised his report to remove the reference of the Company’s financial position as of January 31, 2013, which was done in error. He has also fulfilled the other two requirements regarding operations and cash flows.

Exhibits

13. Mr. Dai made the verbal description with himself with the view of contracting his intent to loan the Company funds if necessary. The agreement has been filed as an exhibit to the registration statement.

Should you have further comments, please don’t hesitate to contact me.

Sincerely,

Jinshan Dai